SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2015

EZCHIP SEMICONDUCTOR LTD.
(Name of Registrant)

1 Hatamar Street, P.O.B. 527, Yokneam 20692, ISRAEL
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

This Form 6-K is being incorporated by reference into the Registrant’s Form F-3 Registration Statements File Nos. 333-163353 and 333-164332 and Form S-8 Registration Statements File Nos. 333-134593, 333-148932, 333-148933. 333-164330, 333-164331, 333-170900, 333-170901 and 333-179491.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EZCHIP SEMICONDUCTOR LTD. (Registrant) By: /s/ Dror Israel —————————————— Dror Israel Chief Financial Officer

Date: January 27, 2015

MoSys and EZchip Announce NPS and Bandwidth Engine Collaboration to Enhance Network
Processing Capabilities for Smart Terabit-Scale Systems

Bandwidth Engine Device Optimized for EZchip’s NPS to Deliver Enhanced Flexibility and Performance for Carrier
Ethernet, Edge and Data Center Applications

SANTA CLARA, Calif., Jan. 27, 2015 – MoSys (NASDAQ: MOSY), a leader in semiconductor solutions that enable fast, intelligent data access for network and communications systems, and EZchip Semiconductor Ltd. (NASDAQ:EZCH), a leader in high-performance data-path processing solutions for networking, today announced a collaboration where MoSys has optimized a version of its Bandwidth Engine® 3 family specifically for the EZchip NPS family of C-programmable network processors. The combination of NPS  together with  the serial interface, fast memory and intelligent offload features of the Bandwidth Engine, target unprecedented flexibility, scalability and performance for high-speed, smart and secure terabit routers, switches and network appliances, in carrier, cloud and data-center networks.

“EZchip is an industry leader in innovative design and high performance network processors, so it was not a surprise that they were interested in leveraging the unique capabilities of our Bandwidth Engine architecture. We are pleased to work closely with an incredibly talented EZchip design team to develop a derivative of our Bandwidth Engine 3 architecture that is optimized for NPS,” stated Len Perham, president and CEO of MoSys. “We believe the EZchip NPS, combined with the optimized Bandwidth Engine interface, memory and offload capabilities, will deliver groundbreaking performance and flexibility for our mutual customers.”

The NPS and the specialized Bandwidth Engine solution deliver performance scalability and feature flexibility to network and data center equipment OEMs faced with ever increasing requirements for features, intelligence and capacities that range from 100s of gigabits to terabits per second. The NPS family of network processors announced by EZchip includes a broad range of features, including 256 C-programmable processors, 4K threads, traffic management, deep packet inspection (DPI), security and search accelerations, at an industry leading 400Gbps throughput. The MoSys® Bandwidth Engine 3 architecture includes an efficient low pin count, serial memory interface, 1Gb of high speed memory in a multi-ported, multi-partitioned configuration, and flexible offload capabilities to accelerate statistics, metering, search and other functions. The Bandwidth Engine devices will interface to NPS processors through a highly-efficient GigaChip® Interface (GCI) operating at up to 15Gbps. Specific optimizations for communicating with the EZchip NPS devices have been included in the transaction and interface protocol to further enhance performance and efficiency when an NPS processor and one or more Bandwidth Engine devices are combined. Using 16 SerDes lanes, the combined solution provides an additional 200Gbps full duplex bandwidth, providing a substantial bandwidth increase.

“We have been collaborating with MoSys’ exceptional team for some time now in order to maximize performance and minimize pin count for our network processor architectures,” said Eli Fruchter, CEO of EZchip. “The two companies have architected a solution which uniquely delivers flexibility and scalability for our mutual networking customers who are looking for enhanced performance while maintaining efficiency in power and board area.”

MoSys and EZchip have been working closely together on the integration and verification of technology and plan to sample the combined solution to customers in 2015.

About EZchip
EZchip is a fabless semiconductor company that provides high-performance processing solutions for a wide range of applications for carrier, cloud and data center networks. EZchip’s broad portfolio of solutions scales from a few to hundreds of Gigabits-per-second, and includes network processors, multi-core processors, intelligent network adapters, high-performance appliances and a comprehensive software ecosystem. EZchip's processing solutions excel at providing great flexibility and high performance coupled with superior integration and power efficiency. For more information on our company, visit the web site at http://www.ezchip.com.

About MoSys, Inc.
MoSys, Inc. (NASDAQ: MOSY) is a fabless semiconductor company enabling leading equipment manufacturers in the networking and communications systems markets to address the continual increase in Internet users, data and services. The company's solutions deliver data path connectivity, speed and intelligence while eliminating data access bottlenecks on line cards and systems scaling from 100G to multi-terabits per second. Engineered and built for high-reliability carrier and enterprise applications, MoSys' Bandwidth Engine® and LineSpeed™ IC product families are based on the company's patented high-performance, high-density intelligent access and high-speed serial interface technology, and utilize the company's highly efficient GigaChip® Interface. MoSys is headquartered in Santa Clara, California. More information is available at www.mosys.com.

EZchip Forward Looking Statement
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Forward-looking statements are statements that are not historical facts and may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance.  These statements are only predictions based on EZchip's current expectations and projections about future events based on its current knowledge.  There are important factors that could cause EZchip's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements.  Those factors include, but are not limited to, the impact of general economic conditions, competitive products (including in-house customer developed products), product demand and market acceptance risks, customer order cancellations, reliance on key strategic alliances, fluctuations in operating results, delays in development of highly-complex products, the consummation of the Tilera acquisition and other factors indicated in EZchip's filings with the Securities and Exchange Commission (SEC).  For more details, refer to EZchip's SEC filings and the amendments thereto, including its Annual Report on Form 20-F filed on March 27, 2014 and its Current Reports on Form 6-K. EZchip undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

MoSys Forward-Looking Statements
This press release may contain "forward-looking statements" about MoSys, including, without limitation, anticipated product developments with EZchip Semiconductor. Forward-looking statements are based on certain assumptions and expectations of future events that are subject to risks and uncertainties. Such statements are made in reliance upon the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results and trends may differ materially from historical results or those projected in any such forward-looking statements depending on a variety of factors. These factors include, but are not limited to, the timing of customer orders and product shipments, our ability to enhance our existing proprietary technologies and develop new technologies, achieving necessary acceptance and adoption of our IC architecture and interface protocols by potential customers and their suppliers, difficulties and delays in the development, production, testing and marketing of our ICs, reliance on our manufacturing partners to assist successfully with the fabrication of our ICs, availability of quantities of ICs supplied by our manufacturing partners at a competitive cost, level of intellectual property protection provided by our patents, the expenses and other consequences of litigation, including intellectual property infringement litigation, to which we may be or may become a party from time to time, vigor and growth of markets served by our customers and our operations, and other risks identified in MoSys' most recent reports on forms 10-Q and 10-K filed with the Securities and Exchange Commission, as well as other reports that MoSys files from time to time with the Securities and Exchange Commission. MoSys undertakes no obligation to update publicly any forward-looking statement for any reason, except as required by law, even as new information becomes available or other events occur in the future.

Bandwidth Engine, GigaChip and MoSys are registered trademarks of MoSys, Inc. in the US and/or other countries. LineSpeed and the MoSys logo are trademarks of MoSys, Inc. All other marks mentioned herein are the property of their respective owners.

Contacts:
Kristine Perham
MoSys, Inc.
+1 (408) 418-7670
kperham@mosys.com

Beverly Twing, Sr. Acct. Manager
Shelton Group, Investor Relations
+1 (214) 272-0089
btwing@sheltongroup.com

EZchip PR contact:
Daureen Green, Marketing Communications
dgreen@ezchip.com, Tel: +972-4-959-6677

EZchip IR contact:
Ehud Helft / Kenny Green
GK Investor & Public Relations
ezchip@gkir.com, Tel: (US) 1 646 201 9246